TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Linda L. Assali
Director
Telephone: (615) 835-2901


                                       February 14, 2001


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Applied Films Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Linda L. Assali

Enclosures













                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. )

                Applied Films Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $ .01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         038197109
          _______________________________________
                       CUSIP NUMBER
                      December 31, 2000
          _______________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-I(b)

          [   ]     Rule 13d-I(c)

          [   ]     Rule 13d-I(d)



1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Taunus Corporation

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF     5. SOLE VOTING POWER
SHARES            364,800*
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY          0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING         364,800*
PERSON WITH   8. SHARED DISPOSITIVE POWER
                  0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     364,800*

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%*


12.TYPE OF REPORTING PERSON

     HC,CO



* Included in this figure are the securities reported by Bankers Trust Company on the following cover page. Taunus expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities reported on this cover page

** Included in this percentage is the percentage of securities reported by Bankers Trust Company on the following cover page


1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Bankers Trust Company

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (C)   [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF     5. SOLE VOTING POWER
SHARES            364,800
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY          0
EACH          7. SOLE DISPOSITIVE POWER
REPORTING         364,800
PERSON WITH   8. SHARED DISPOSITIVE POWER
                  0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     364,800

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.0%


12.TYPE OF REPORTING PERSON

     BK










Item 1(a).     Name of Issuer:

          Applied Films Corporation (the  Issuer )

Item 1(b).     Address of Issuer's Principal Executive Offices:

          The address of the Issuer's principal executive offices is 9586 I-25 Frontage Road, Longmont, Co 80504.

Item 2(a).     Name of Person Filing:

          This statement is filed on behalf of Taunus Corporation
          ( Taunus ) and Bankers Trust Company     ( BTCo )
          (Taunus and BTCo together, the  Reporting Persons ).

Item 2(b).     Address of Principal Business Office or, if none,
Residence:

          The principal place of business of Taunus is 31 West 52nd Street, New York, New York,
          10019.

          The principal place of business of BTCo is 130 Liberty Street, New York, New York,
          10006.

Item 2(c).     Citizenship:

          The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

          The title of the securities is common stock (the
Common Stock ).

Item 2(e).     CUSIP Number:

          The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         A.    Taunus Corporation:

         (a)   [   ]     Broker or dealer registered under
                section 15 of the Act;

         (b)   [   ]     Bank as defined in section 3(a)(6) of
                the Act;

         (c)   [   ]     Insurance Company as defined in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered under
                section 8 of the Investment Company Act of 1940;

         (e)   [   ]     An investment adviser in accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or endowment
                fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g)   [X]       A parent holding company or control
                person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h)   [   ]     A savings association as defined in
                section 3(b) of the Federal Deposit Insurance Act;

         (i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c),
          check this box.   [   ]

          B.    Bankers Trust Company:

         (a)   [   ]     Broker or dealer registered under
                section 15 of the Act;

         (b) [X] Bank as defined in section 3(a)(6) of the Act;

         (c)   [   ]     Insurance Company as defined in
                section 3(a)(19) of the Act;

         (d)   [   ]     Investment Company registered under
                section 8 of the Investment Company Act of 1940;

         (e)   [   ]     An investment adviser in accordance with
                Rule 13d-1 (b)(1)(ii)(E);

         (f)   [   ]     An employee benefit plan, or endowment
                fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g)   [   ]     A parent holding company or control
                person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h)   [   ]     A savings association as defined in
                section 3(b) of the Federal Deposit Insurance Act;

         (i)   [   ]     A church plan that is excluded from the
                definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940;

         (j)   [   ]     Group, in accordance with Rule 13d-1
                (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c),
          check this box.   [   ]

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               The Reporting Person owns the amount of
          the Common Stock as set forth on the cover page.

          (b)  Percent of class:

               The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    The Reporting Person has the sole
               power to vote or direct the vote of the
               Common Stock as set forth on the cover
               page.

               (ii) shared power to vote or to direct the vote:

                    The Reporting Person has the shared
               power to vote or direct the vote of the
               Common Stock as set forth on the cover
               page.

               (iii)     sole power to dispose or to direct the
disposition of:

                    The Reporting Person has the sole
               power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    The Reporting Person has the shared
               power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Taunus which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.

Item 8.   Identification and Classification of Members of the
Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001


                                TAUNUS CORPORATION



                                By:    /s/ James T. Byrne, Jr.



                                   Name: James T. Byrne, Jr.
                                   Title:            Secretary



































                Consent of Bankers Trust Company

          The undersigned agrees that the Schedule 13G executed by Taunus Corporation to which this statement is attached as an exhibit is filed on behalf of Taunus Corporation and Bankers Trust Company pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 14, 2001


                                BANKERS TRUST COMPANY



                                By:   /s/ James T. Byrne, Jr.
                                   Name:   James T. Byrne, Jr.
                                   Title:            Secretary